EXHIBIT 99.3

GameSquare Esports Inc.'s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and August 31, 2021 are being refiled to remove the "Notice of No Auditor Reviewed of Condensed Consolidated Interim Financial Statements" as the financial statements have now been reviewed and to add disclosure under Note 19 - Subsequent Events for the disclosure of transactions subsequent to the original filing date. No other changes were made to the document.

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2022

and the three and nine months ended August 31, 2021

(Unaudited)

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

($ U.S. dollars)	September 30, 2022	December 31, 2021	November 30, 2020
		(Restated - Note 3)
ASSETS

Current
Cash	$4,023,102	$6,028,232	$509,592
Amounts receivable (Note 5)	7,695,456	3,085,375	294,446
Prepaid expenses and deposits	601,446	304,180	84,182
Other investments	-	-	48,311
Other current assets (Note 8)	581,648	306,419	-

Total current assets	12,901,652	9,724,206	936,531

Long-term
Equipment (Note 6)	3,166,116	3,628,758	1,094
Intangibles (Note 7)	5,639,433	7,366,442	1,821,494
Goodwill (Note 7)	-	-	1,741,696
Right-of-use asset (Note 11)	2,479,488	2,761,961	-
Reclamation deposits	-	268,531	261,169
Non-current assets held for sale (Note 9)	-	78,510	-

Total assets	$24,186,689	$23,828,408	$4,761,984

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 16)	$6,014,344	$2,205,991	$651,966
Deferred revenue	1,218,996	327,045	80,702
Current portion of lease liability (Note 11)	327,239	301,354	-
Loan payable (Note 10)	-	120,133	-

Total current liabilities	7,560,579	2,954,523	732,668

Deferred consideration on acquisition of Code Red (Note 4(a))	-	-	258,388
Long term loan	-	-	30,852
Lease liability, net of current portion (Note 11)	2,449,672	2,698,677	-
Reclamation provision	-	255,508	249,852
Deferred tax liability	203,058	274,458	357,887

Total liabilities	10,213,309	6,183,166	1,629,647

SHAREHOLDERS' EQUITY

Common shares (Note 12(b))	43,397,170	36,218,116	4,764,970
Share based payments reserve (Note 13)	2,903,091	3,101,014	552,752
Contingently issuable shares (Notes 4(b) and 4(d))	52,662	52,662	-
Warrants (Note 14)	2,497,376	2,287,484	622,155
Accumulated other comprehensive income	(371,321)	135,981	86,380
Accumulated deficit	(34,505,598)	(24,059,541)	(2,893,920)

Equity attributable to owners of the parent	13,973,380	17,735,716	3,132,337
Non-controlling interest (Note 15)	-	(90,474)	-

Total Shareholders' Equity	13,973,380	17,645,242	3,132,337

Total liabilities and shareholders' equity	$24,186,689	$23,828,408	$4,761,984

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1 and 17)

Subsequent events (Note 19)

Approved by the Board of Directors on January 20, 2023

“KEVIN WRIGHT”, Director	“Paul Lebreux”, Director

See accompanying notes to the condensed interim consolidated financial statements.

2

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ U.S. dollars)	September 30, 2022	August 31, 2021	September 30, 2022	August 31, 2021
		(Restated - Note 3)		(Restated - Note 3)
Revenue	$10,133,280	$1,979,031	$21,829,246	3,692,301

Cost of sales	6,547,235	1,422,408	13,580,839	2,823,864

Gross profit (Note 18)	3,586,045	556,623	8,248,407	868,437

Other income
Interest and other income	1,512	2,521	6,053	3,287

Total other income	1,512	2,521	6,053	3,287

Expenses
Salaries, consulting and management fees (Note 16)	2,413,028	1,244,060	7,442,140	2,717,564
Player compensation	426,705	290,383	1,315,745	290,139
Professional fees	437,672	399,892	1,425,585	734,914
General office expenses	301,738	167,445	1,155,941	523,653
Selling and marketing expenses	2,780,025	860,106	3,239,090	876,512
Travel expenses	361,724	189,486	799,496	288,026
Shareholder communications and filing fees	12,454	33,585	101,994	130,554
Interest expense	56,885	127,493	276,238	129,475
Bad debt expense	114,750	(1,898)	114,750	45,064
Foreign exchange loss	(20,695)	10,606	(66,675)	5,566
Change in provision for reclamation deposit	15,403	-	15,403	(75,119)
Share-based compensation (Note 13)	265,105	1,351,213	1,206,332	1,954,369
Transaction costs	-	4,718,091	-	12,057,971
Gain on disposition of assets available for sale (Note 9)	(46,915)	-	(46,915)	-
Amortization (Notes 6, 7 and 11)	669,490	1,579,167	2,030,108	2,261,824

Total expenses	7,787,369	10,969,629	19,009,232	21,940,512

Loss for the period before income taxes	(4,199,812)	(10,410,485)	(10,754,772)	(21,068,788)
Income tax (recovery)	(17,770)	(141,975)	(54,276)	(323,381)
Loss for the period	(4,182,042)	(10,268,510)	(10,700,496)	(20,745,407)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(372,085)	(100,095)	(507,302)	220,537

Total comprehensive loss for the period	$(4,554,127)	$(10,368,605)	$(11,207,798)	$(20,524,870)

(Loss) profit for the period attributable to:
Owners of the parent	(4,182,042)	(10,294,076)	(10,714,214)	(20,775,628)
Non-controlling interest	-	25,566	13,718	30,221
	$(4,182,042)	$(10,268,510)	$(10,700,496)	$(20,745,407)
Basic and diluted net loss per share	$(0.02)	$(0.05)	$(0.04)	$(0.18)

Weighted average number of common shares outstanding - basic and diluted	272,426,342	191,051,221	255,057,363	117,061,379

See accompanying notes to the condensed interim consolidated financial statements.

3

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

($ U.S. dollars)
	Share Capital	Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive income	Non-Controlling Interest	Accumulated Deficit	Shareholders' Equity
	$	$	$	$	$	$	$	$
Balance, January 1, 2022 (Restated - Note 3)	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242
Private placements (Note 12(b))	6,162,534	-	140,677	-	-	-	-	6,303,211
Share issuance costs (Note 12(b))	(42,822)	-	-	-	-	-	-	(42,822)
Options granted (Note 13(a))	-	530,473	-	-	-	-	-	530,473
Options expired (Note 13(a))	-	(344,913)	-	-	-	-	344,913	-
Restricted share units (Note 13(b))	-	675,859	-	-	-	-	-	675,859
Restricted share units exercised (Note 13(b))	1,059,342	(1,059,342)	-	-	-	-	-	-
Warrants issued for credit facility	-	-	69,215	-	-			69,215
Non-controlling interest on sale of Biblos	-	-	-	-	-	76,756	(76,756)	-
Other comprehensive income	-	-	-	-	(507,302)	-	-	(507,302)
Net (loss) for the period	-	-	-	-	-	13,718	(10,714,214)	(10,700,496)
Balance, September 30, 2022	43,397,170	2,903,091	2,497,376	52,662	(371,321)	-	(34,505,598)	13,973,380

Balance, December 1, 2020 (Restated - Note 3)	4,764,970	552,752	622,155	-	86,380	-	(2,893,920)	3,132,337
Issued on acquisiton of Reciprocity	9,852,217	577,301	-	213,244	-	-	-	10,642,762
Non-controlling interest acquired on acquisition of Reciprocity	-	-	-	-	-	33,733	-	33,733
Contingent consideration on acquisition of Cut&Sew (Note 4(d))	-	-	-	25,679	-	-	-	25,679
Issued on acquisition of Complexity (Note 4(c))	17,368,154	-	-	-	-	-	-	17,368,154
Issued on acquisition of Cut&Sew (Note 4(d))	416,531	-	-	-	-	-	-	416,531
Private placements (Note 12(b))	16,152,729	-	3,718,077	-	-	-	-	19,870,806
Share issuance costs (Note 12(b))	(1,996,767)	-	469,405	-	-	-	-	(1,527,362)
Options granted (Note 13(a))	-	1,534,122	-	-	-	-	-	1,534,122
Option exercise	143,833	(60,149)	-	-	-	-	-	83,684
Restricted share units (Note 13(b))	-	420,247	-	-	-	-	-	420,247
RSUs exercised (Note 13(b))	317,371	(317,371)	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	220,537	-	-	220,537
Net (loss) for the period	-	-	-	-	-	30,221	(20,775,628)	(20,745,407)
Balance, August 31, 2021	47,019,038	2,706,902	4,809,637	238,923	306,917	63,954	(23,669,548)	31,475,823

See accompanying notes to the condensed interim consolidated financial statements.

4

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($ U.S. dollars)	Nine months ended September 30, 2022	Nine months ended August 31, 2021
CASH (USED IN) PROVIDED BY:		(Restated - Note 3)
OPERATING ACTIVITIES
Net (loss)	$(10,700,496)	$(20,745,407)
Adjustment for:
Income tax recovery	(54,276)	(323,381)
Transaction costs	-	10,466,656
Gain on disposition of assets available for sale (Note 9)	(46,915)	-
Share-based compensation (Note 13)	1,206,332	1,954,369
Gain on forgiveness of small business loan	-	(501,473)
Interest expense (Notes 10 and 11)	276,232	122,904
Change in provision for reclamation deposit	15,403	(75,119)
Amortization (Notes 6, 7 and 11)	2,030,108	2,267,774
Bad debt	114,750	-

	(7,158,862)	(6,833,677)

Net change in non‑cash working capital	(523,535)	(52,364)
Net cash flow from operating activities	(7,682,397)	(6,886,041)

FINANCING ACTIVITIES
Proceeds received from long term loan (Note 17)	-	15,692
Repayment of loans (Notes 10 and 17)	(149,442)	(387,500)
Principal reduction in lease liability (Note 11)	(400,828)	(88,125)
Private placement (Note 12(b))	6,303,211	19,870,806
Share issue costs (Note 12(b))	(42,822)	(1,527,362)
Proceeds from option exercise	-	83,684

Net cash flow from financing activities	5,710,119	17,967,195

INVESTING ACTIVITIES
Cash acquired on acquisition of Reciprocity	-	414,481
Cash acquired on acquisition of Complexity	-	434,392
Acquistion of Cut &Sew shares	-	(2,385,000)
Cash acquired on acquisition of Cut & Sew	-	315,035
Cash received on sale of assets held for sale	49,356	-
Equipment purchase (Note 6)	(31,264)	(21,682)

Net cash flow from investing activities	18,092	(1,242,774)

Effect of exchange rate changes on cash	(50,944)	18,369
CHANGE IN CASH	(2,005,130)	9,856,749
CASH, beginning of the period	6,028,232	509,592
CASH, end of the period	$4,023,102	$10,366,341

SUPPLEMENTAL INFORMATION:
Value of shares issued on acquisition of Reciprocity	-	9,852,217
Value of options issued on acquisition of Reciprocity	-	577,301
Value of shares issued on acquisiton of Cut & Sew	-	416,531
Value of shares issued on acquistion of Complexity	-	17,368,154
Value of broker warrants issued (Note 14)	-	469,405
Value of warrants issued for credit facility	69,215	-
Right of use asset and lease liability at modification of lease	-	1,738,076
Interest paid	11,948	6,571

See accompanying notes to the condensed interim consolidated financial statements.

5

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the “Company” or “GameSquare”) was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada.

GameSquare is focused on esports market. The Company bridges the gap between global brands and the gaming and esports communities. GameSquare does this by signing talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. (“Code Red”) on the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. (“Reciprocity”), which owned 100% of common shares of GCN Inc. (“GCN”), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. (“Biblos”). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) (“Complexity”). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”). The Company is traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF”.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries listed in the following table:

	Country of	Functional
Name of Subsidiary	Incorporation	Currency	Ownership Percentage
			September 30,	December 31,
			2022	2021

Code Red Esports Ltd. ("Code Red")	England and Wales	UK pound sterling	100%	100%
Stetson Oil & Gas Corporation	USA	Canadian Dollar	NA	NA
GameSquare (Ontario) Inc.	Canada	Canadian Dollar	NA	NA
GameSquare Esports (USA) Inc.	USA	U.S. Dollar	100%	100%
Biblos Gaming S.A. de C.V. ("Biblos")	Mexico	Mexican Peso	NA	40%
GCN Inc. ("GCN")	USA	U.S. Dollar	100%	100%
NextGen Tech, LLC (dba as Complexity Gaming) ("Complexity")	USA	U.S. Dollar	100%	100%
Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”)	USA	U.S. Dollar	100%	100%

On May 3, 2021, Stetson Oil & Gas Corporation was dissolved. On December 1, 2021, the Company and Reciprocity were amalgamated. During the nine months ended September 30, 2022, the Company sold its 40% interest in Biblos.

The accompanying condensed consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such adjustments could be material.

As at September 30, 2022, the Company had working capital of $5,341,073 (December 31, 2021 – $6,769,683). On June 30, 2022, the Company entered into an agreement for a US$5 million credit facility for a one-year term, subject to extension, which will provide the Company with access to capital, if required, to execute on its strategic priorities. As at September 30, 2022, the Company had not drawn down on the credit facility. The Company’s continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans, draw downs on its credit facility or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern.

6

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

2. BASIS OF PRESENTATION

The accompanying condensed interim consolidated financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the thirteen months ended December 31, 2021.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2022.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the thirteen months ended December 31, 2021, with the exception of the following new accounting standards and change in presentation currency noted below.

Change in presentation currency

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollars” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if U.S. dollars had always been the Company’s presentation currency.

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1. For periods prior to January 1, 2022, the statements of financial position for each period presented have been translated from the functional currency of the Company and each of its subsidiaries to U.S. dollar at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at the exchange rate prevailing at the date of the transaction. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the respective reporting periods. Exchange differences arising on translation from the functional currency to the U.S. dollar have been recorded in accumulated other comprehensive income (loss) in the shareholders’ equity.

4. ACQUISITIONS

a) Acquisition of Reciprocity

On March 16, 2021, the Company acquired 100% of the outstanding shares of Reciprocity, a privately held gaming and esports company. Reciprocity owned 100% of GameSquare Esports USA Inc. (formerly Reciprocity Corp of Nevada, Inc.) and GCN Inc. In addition, Reciprocity held a 40% interest in Biblos Gaming S.A. de C.V. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination.

As consideration for the acquisition, the Company issued 43,749,996 of its common shares with an estimated fair value of $5,897,614 (CAD$7,345,478) to certain shareholders of Reciprocity and 3,000,000 options of the Company with an estimated fair value of $333,367 (CAD$415,208) to option-holders of Reciprocity. The consideration shares were subject to a 12-month lock-up period, a third of which was released every four months following the closing date of March 16, 2021.

7

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

4. ACQUISITIONS (continued)

a) Acquisition of Reciprocity (continued)

Certain Reciprocity shareholders will also be entitled to receive (i) 5.255 million common shares of the Company if the Reciprocity business generates a minimum of $5 million of revenue and $1 million of net earnings before interest, taxes, and depreciation and amortization (“EBITDA”) within 12 months of the acquisition date of March 16, 2021 (the “Acquisition Date”) and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of $7 million of revenue and $1.4 million of EBITDA. In addition, the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per share if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date. The estimated fair value of the contingent consideration at the date of acquisition was $nil due to the uncertainty of future performance targets.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$5,897,614
Estimated fair value of options issued	333,367

$6,230,981

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $6,230,981:

Cash	$414,481
Amounts receivable	211,452
Prepaids	8,023
Equipment	9,523
Accounts payable and accrued liabilities	(791,080)
Loan payable	(800,000)

(947,601)

Excess of purchase price over fair value of assets acquired (expensed)	7,178,582

$6,230,981

8

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

On December 1, 2021, the Company and Reciprocity were amalgamated.

b) Acquisition of Complexity

On June 30, 2021, the Company acquired 100% of the issued and outstanding shares of Complexity, an esports organization in Texas USA. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination. As total purchase consideration for the acquisition, the Company issued 83,328,750 common shares of the Company with an estimated fair value of $8,097,100 (CAD$10,035,546) to former shareholders of Complexity. The shares were subject to a 180-day trading hold post the closing date of June 30, 2021.

4. ACQUISITIONS (continued)

b) Acquisition of Complexity (continued)

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$14,955,257
Share consideration received	(6,858,157)

$8,097,100

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $8,097,100:

Cash	$434,392
Amounts receivable	90,624
Other current assets	708,490
Fixed assets	3,796,057
ROU asset	2,950,277
Brand name	4,244,501
Accounts payable and accrued liabilities	(487,253)
Lease Liability	(3,138,515)
Loans	(501,473)

$8,097,100

c) Acquisition of Cut+Sew

On July 27, 2021, the Company acquired 100% of the issued and outstanding shares of Cut+Sew, a privately held marketing agency operating in the sports and esports industries. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction is a business combination.

As consideration for the acquisition, the Company paid $2,385,117 (CAD$3,000,000) in cash and issued 2 million of its common shares with an estimated fair value of $191,498 (CAD$240,866). The shares were subject to a six-month trading hold following the closing date of July 27, 2021.

Additionally, certain members of Cut+Sew became entitled to receive (i) up to $970,045 (CAD$1,250,000) paid in common shares of the Company and up to $116,405 (CAD$150,000) paid in cash if Cut+Sew generates up to $1.0 million of EBITDA in the 12 months following the closing date of July 27, 2021 of the acquisition, and (ii) up to $1,715,040 (CAD$2,210,000) paid in common shares of the Company and up to $186,249 (CAD$240,000) paid in cash if Cut+Sew generates EBITDA of up to $1.5 million in the period of 12 to 24 months following the Closing date of July 27, 2021, for a maximum contingent consideration of up to $6.09 million (CAD$7.85 million) paid in cash and common shares. The estimated fair value of the contingent consideration at the date of acquisition was $52,662.

The following table summarizes the consideration for the acquisition:

Cash	$2,385,117
Estimated fair value of shares issued	191,498
Contingent consideration - shares	52,662

$2,629,277

9

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

4. ACQUISITIONS (continued)

c) Acquisition of Cut+Sew (continued)

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $2,629,277:

Cash	$315,035
Amounts receivable	149,672
Prepaid expenses	4,607
Other current assets	9,000
Customer relationships	1,130,117
Brand name	1,274,387
Accounts payable and accrued liabilities	(203,435)
Deferred revenue	(50,106)

$2,629,277

5. AMOUNTS RECEIVABLE

Amounts receivable balances as at September 30, 2022 and December 31, 2021 consist of:

	September 30, 2022	December 31, 2021
Trade receivables	$6,482,515	$3,047,772
HST receivable	51,685	29,090
Other receivables	1,161,256	8,513

Balance, end of period	$7,695,456	$3,085,375

10

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

6. EQUIPMENT

	Equipment	Leasehold improvements	Total

Cost:

Balance, January 1, 2022	$238,988	$3,655,734	$3,894,722
Additions	31,264	-	31,264
Effect of foreign exchange	(914)	(115)	(1,029)

Balance, September 30, 2022	$269,338	$3,655,619	$3,924,957

Depreciation:

Balance, January 1, 2022	$27,434	$238,530	$265,964
Depreciation charge for the period	84,700	408,489	493,189
Effect of foreign exchange	(312)	-	(312)

Balance, September 30, 2022	$111,822	$647,019	$758,841

Net book value:
Balance, September 30, 2022	$157,516	$3,008,600	$3,166,116
Balance, January 1, 2022	$211,554	$3,417,204	$3,628,758

Cost:

Balance, December 1, 2020	$1,094	$-	$1,094
Acquisition of Reciprocity	9,523	-	9,523
Acquisition of Complexity	140,323	3,655,734	3,796,057
Additions	88,711	-	88,711
Transfer to assets available for sale	(633)	-	(633)
Effect of foreign exchange	(30)	-	(30)

Balance, December 31, 2021	$238,988	$3,655,734	$3,894,722

Depreciation:

Balance, December 1, 2020	$-	$-	$-
Depreciation charge for the period	27,548	238,530	266,078
Effect of foreign exchange	(114)	-	(114)

Balance, December 31, 2021	$27,434	$238,530	$265,964

Net book value:
Balance, December 31, 2021	$211,554	$3,417,204	$3,628,758
Balance, December 1, 2020	$1,094	$-	$1,094

11

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

7. INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of September 30, 2022 are as follows:

	Customer relationships	Brand name	Total
Balance, November 30, 2020	$1,225,762	$595,732	$1,821,494

Acquisition of Complexity	-	4,244,501	4,244,501
Acquisition of Cut&Sew	1,130,117	1,274,387	2,404,504
Amortization	(377,612)	(661,266)	(1,038,878)
Effect of foreign exchange	22,053	(87,232)	(65,179)

Balance, December 31, 2021	$2,000,320	$5,366,122	$7,366,442

Amortization	(358,450)	(895,996)	(1,254,446)
Effect of foreign exchange	(127,180)	(345,383)	(472,563)

Balance, September 30, 2022	$1,514,690	$4,124,743	$5,639,433

On June 30, 2021, the Company acquired all the outstanding shares of Complexity. The intangible assets acquired consisted of the Complexity brand name and its ties to the Dallas Cowboys. On July 27, 2021, the Company acquired all the issued and outstanding shares of Cut+Sew. The intangible assets acquired consisted of the Cut+Sew brand name and customer relationships.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, November 30, 2020	$1,741,696

Impairment of goodwill	(1,798,430)
Effect of foreign exchange	56,734

Balance, September 30, 2022 and December 31, 2021	$-

During the year ended December 31, 2021, the Company impaired goodwill to $nil.

8. OTHER ASSETS

Other assets consist of acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

12

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

9. ASSETS AND LIABILITIES HELD FOR SALE

(a) Biblos

During the nine months ended September 30, 2022, the Company entered into an agreement to sell it’s 40% share of Biblos for $125,000. The net carrying amount of the assets and liabilities related to Biblos was $78,085 at the date of disposition. As a result, the Company recorded a gain on the disposition of Biblos of $46,915, included in the statements of loss and comprehensive loss for the nine months ended September 20, 2022.

(b) Irati Energy Corporation (“Irati”)

Irati is a private company primarily focused on the development of its northern oilshale block located in Brazil.

On April 25, 2022, the Company sold its investment in Irati for $49,356 (CAD$62,635) or CAD$0.05 per common share of Irati.

10. LOAN PAYABLE

The Company’s loan payable bore an interest rate of 20% per annum and had a maturity date of February 13, 2021 which was one year from the date of issuance. On May 18, 2021, the loan was amended to reduce the interest rate to 10% per annum and extend the maturity date to March 31, 2022. During the nine months ending September 30, 2022, the Company accrued an interest expense of $29,309 (nine months ended August 31, 2021 - $13,486) and repaid principal and interest of $149,442 (nine months ended August 31, 2021 - $143,979). As at September 30, 2022, the principal and accrued interest were carried at $nil (December 31, 2021 - $120,133).

11. LEASE

On June 30, 2021, the Company acquired Complexity (see Note 4(b)). Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $282,473 (nine months ended August 31, 2021 - $188,316).

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the nine months ended September 30, 2022, the Company recognized $177,708 (nine months ended August 31, 2021 - $125,892) in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the nine months ended September 30, 2022 is as follows:

	September 30, 2022	December 31, 2021

Balance, beginning of period	$3,000,031	$-
Acquisiton of Complexity	-	3,138,515
Cash outflows	(400,828)	(264,376)
Finance costs	177,708	125,892

	$2,776,911	$3,000,031

	September 30, 2022	December 31, 2021

Lease Liability - current	$327,239	$301,355
Lease Liability - non-current	2,449,672	2,698,676

	$2,776,911	$3,000,031

13

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

12. CAPITAL STOCK

a) Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

(i)	Unlimited common shares – common shares shall be convertible at the option of the holder into proportionate voting shares on the basis of 100 common shares per 1 proportionate voting share.

(ii)

Unlimited Proportionate Voting Shares (“PVS”) – each PVS shall be convertible at the option of the holder into common shares at a ratio of 100 common shares per PVS. Each PVS is entitled to 100 votes per PVS at shareholder meetings of the Company.

b) Share Capital

	Number of Proportionate Voting Shares	Number of common shares	Amount

Balance as of November 30, 2020	-	51,928,911	$4,764,970

Shares issued on acquisition of Reciprocity (Note 4(a))	-	43,749,996	5,897,614
Shares issued on acquisition of NextGen (Note 4(b))	-	83,328,750	8,097,100
Shares issued on acquisition of Cut&Sew (Note 4(c))	-	2,000,000	191,498
Private placements	-	61,581,477	18,344,487
Share issue costs	-		(1,689,245)
Options exercised	-	312,766	119,705
RSUs exercised	-	1,000,000	317,371
Warrants exercised	-	480,000	174,616

Balance as of December 31, 2021	-	244,381,900	$36,218,116

Private placements	-	59,855,285	6,162,534
Share issue costs	-	-	(42,822)
RSUs exercised	-	3,304,281	1,059,342
Conversion from Common to Proportionate Voting Shares	150,000	(15,000,000)	-

Balance as of September 30, 2022	150,000	292,541,466	$43,397,170

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of CAD$0.42 per Unit for gross proceeds of $792,945 (CAD$1,000,220) (the “Offering”). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of CAD$0.60 for a period of 36 months from issuance. In connection with the financing, the Company paid finder’s fees of $1,165 (CAD$1,470) and issued 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of CAD$0.60 per Common Share for a period of 36 months following issuance. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 14.

On March 4, 2021, the Company closed a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the “Underwriters”) issuing 16,700,000 units of the Company for gross proceeds of $5,550,368 (CAD$7,014,000). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of CAD$0.60 for a period of 36 months from the closing date of the offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than CAD$1.00 for the preceding five consecutive trading days.

14

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

12. CAPITAL STOCK (continued)

b) Share Capital (continued)

As consideration for their services with respect to the Offering, the Underwriters received fees of $395,664 (CAD$500,000), a cash commission of $388,526 (CAD$490,980) and 1,169,000 warrants of the Company (the “Broker Warrants”), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the Company at an exercise price of CAD$0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $126,970 (CAD$159,995) in connection with the Offering.

On March 24, 2021, 212,766 options with exercise prices of CAD$0.47 were exercised for gross proceeds of $79,624 (CAD$100,000).

On July 6, 2021, 1,000,000 shares were issued on the exercise of RSUs (see Note 13(b).

On July 22, 2021, the Company closed a bought deal private placement offering led by Canaccord Genuity Corp. acted as lead underwriter on behalf of a syndicate of underwriters, issuing 21,250,000 units of the Company at a price of CAD$0.40 per unit for gross proceeds of $6,763,747 (CAD$8.5 million). Each Unit consists of one common share of the Company and one half of one purchase warrant. Each Warrant is exercisable for one common share at an exercise price of CAD$0.60 per common share for a period of 24 months from the closing date of the offering, subject to the Warrant Acceleration Right (as defined below). If, at any time following the closing of the offering, the daily volume weighted average trading price of the common shares on the Canadian Securities Exchange is greater than CAD$1.00 per common share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the “Warrant Acceleration Right”).

On July 22, 2021, the Company also closed a concurrent non-brokered private placement whereby the Jones family and the Goff family subscribed for an additional 21,250,000 units of the Company for gross proceeds of $6,763,746 (CAD$8.5 million) on the same terms as those in the bought deal private placement offering.

As consideration for the services rendered by the Underwriters in connection with the Offering, the Company has (i) paid the Underwriters a cash commission of $473,462 (CAD$595,000), and (ii) issued an aggregate of 1,487,500 broker warrants. Each broker warrant is exercisable into that number of Units at an exercise price of CAD$0.40 for a period of 36 months from the closing date. In addition, the Company incurred legal and other expenses totaling $141,936 in connection with the Offering.

On May 30, 2022, the Company closed the first tranche of a non-brokered private placement. The Company issued 20,040,429 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $2,215,811 (CAD$2,805,660). The Company incurred legal and other expenses totaling $38,063 in connection with the private placement.

On June 23, 2022, 15,000,000 common shares were converted into 150,000 PVS.

On July 20, 2022, the Company closed the second tranche of a non-brokered private placement. The Company issued 926,285 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $100,652 (CAD$129,680).

On August 11, 2022, the Company closed the third tranche of a non-brokered private placement. The Company issued 8,988,571 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $986,748 (CAD$1,258,400). The Company incurred legal and other expenses totaling $4,759 in connection with the private placement.

On September 30, 2022, the Company closed a non-brokered private placement financing of 29,900,000 units at a price of CAD$0.14 per unit for gross proceeds of $3,000,000 (CAD$4,186,000). Each unit consists of one common share of the Company and 0.20 of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one additional common share at an exercise price of CAD$0.20 commencing on September 30, 2023 and expiring on September 30, 2027. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 14.

During the nine months ended September 30, 2022, 3,304,281 shares were issued on the exercise of RSUs (see Note 13(b).

15

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS

a) Options

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan (the “Option Plan”) will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of CAD$0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at September 30, 2022 and December 31, 2021 and changes during the periods then ended.

Information relating to share options outstanding as at September 30, 2022 is as follows:

	Number of stock options	Weighted average exercise price (CAD$)
Balance, November 30, 2020	2,185,344	$0.46

Granted	14,509,241	0.45
Issued on acquisition of Reciprocity	3,000,000	0.40
Exercised	(312,766)	0.34

Balance as of December 31, 2021	19,381,819	$0.45

Granted	3,800,000	0.32
Cancelled	(1,775,861)	0.46

Balance as of September 30, 2022	21,405,958	$0.42

Exercise price (CAD$)	Options outstanding	Options exercisable	Expiry date	Weighted average grant date fair value vested	Weighted average remaining life in years
$0.40	3,000,000	3,000,000	Thursday, March 16, 2023	333,367	0.46
$0.61	34,483	34,483	Sunday, October 1, 2023	1,816	1.00
$0.41	350,000	350,000	Sunday, April 28, 2024	42,771	1.58
$0.48	925,000	925,000	Tuesday, November 25, 2025	252,521	3.16
$0.44	2,000,000	1,500,000	Thursday, January 22, 2026	276,843	3.32
$0.50	250,000	250,000	Tuesday, February 24, 2026	43,985	3.41
$0.47	500,000	312,500	Monday, March 2, 2026	81,253	3.42
$0.44	1,000,000	1,000,000	Monday, March 16, 2026	155,354	3.46
$0.47	1,100,000	725,000	Tuesday, April 28, 2026	126,385	3.58
$0.51	2,300,000	2,300,000	Sunday, July 5, 2026	392,038	3.76
$0.44	6,396,475	2,812,148	Monday, September 21, 2026	665,727	3.98
$0.35	200,000	50,000	Tuesday, February 16, 2027	6,181	4.38
$0.35	550,000	-	Monday, March 1, 2027	25,261	4.42
$0.35	950,000	350,000	Wednesday, March 24, 2027	10,527	4.48
$0.18	1,287,500	-	Tuesday, August 31, 2027	4,433	4.92
$0.20	312,500	312,500	Tuesday, August 31, 2027	16,348	4.92
$0.13	250,000	-	Tuesday, September 14, 2027	347	4.96
Total	21,405,958	13,921,631		$2,435,157	3.38

16

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On January 22, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company. The options vest in equal quarterly instalments over a two-year period. Each option is exercisable at a price of CAD$0.44 per common share and expire January 22, 2026. The fair market value of the options of $283,601 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on January 21, 2021, risk free rate of 0.44%, expected volatility of 52.7%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $52,470 in share-based compensation related to the vesting of these options.

On February 24, 2021, the Company granted 500,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.50 per common share and expire February 19, 2026. The fair market value of the options of $87,969 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.50 based on the closing price of the Company’s shares on February 23, 2021, risk free rate of 0.73%, expected volatility of 52.9%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

On March 2, 2021, the Company granted 550,000 options to consultants of the Company. 50,000 of the options vest immediately and 500,000 vest in quarterly installments over two years. Each option is exercisable at a price of CAD$0.47 per common share and expire March 2, 2026. The fair market value of the options of $92,957 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.47 based on the closing price of the Company’s shares on March 1, 2021, risk free rate of 0.78%, expected volatility of 52.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

On March 16, 2021, the Company completed the acquisition of Reciprocity (Note 4(a)) and issued 3,000,000 replacement options for Reciprocity options outstanding immediately prior to the transaction. The options are exercisable for one common share of the Company at an exercise price of $0.40 per common share for period of two years from the date of grant. The fair market value of the options of $333,367 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 0.31%, expected volatility of 50.1%, based on the historical volatility of comparable companies, an estimated life of 2 years and an expected dividend yield of 0%.

On March 16, 2021, the Company granted 1,000,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.44 per common share and expire March 16, 2026. The fair market value of the options of $155,354 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 1.03%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $7,980 in share-based compensation related to the vesting of these options.

On March 18, 2021, the Company granted 212,766 options to consultants of the Company. The options vested immediately. Each option is exercisable at a price of CAD$0.47 per common share and expire March 18, 2026. The fair market value of the options of $34,038 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.46 based on the closing price of the Company’s shares on March 16, 2021, risk free rate of 1.01%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%.

On April 9, 2021, the Company granted 100,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option was exercisable at a price of CAD$0.43 per common share and expire April 8, 2026. The fair market value of the options of $14,083 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.43 based on the closing price of the Company’s shares on April 8, 2021, risk free rate of 0.95%, expected volatility of 46.5%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

17

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On April 28, 2021, the Company granted 1,100,000 options to consultants of the Company. 1,000,000 of the options vest in quarterly installments over two years and 100,000 vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.47 per common share and expire April 28, 2026. The fair market value of the options of $134,423 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.93%, expected volatility of 46.3%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $34,632 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 350,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.47 per common share and expire April 28, 2024. The fair market value of the options of $42,772 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.48%, expected volatility of 46.3%, an estimated life of 3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $4,546 in share-based compensation related to the vesting of these options.

On July 5, 2021, the Company granted 2,300,000 options to a consultant of the Company. Half of the of the options vested immediately and half of the options vested in equal monthly tranches over a six-month period commencing July 30, 2021. Each option is exercisable at a price of CAD$0.51 per common share and expire July 5, 2026. The fair market value of the options of $392,038 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.51 based on the closing price of the Company’s shares on July 5, 2021, risk free rate of 0.99%, expected volatility of 46.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

On September 20, 2021, the Company granted 6,396,475 options to officers, directors and consultants of the Company. 200,000 of the options vest in two equal installments on March 13, 2022 and September 13, 2022, 450,000 of the options vest on March 13, 2022, 100,000 of the options vest on September 13, 2022, 145,000 options vest on December 31, 2021, 500,000 of the options vest in four equal instalments of 125,000 every six months starting on March 13, 2022 and 5,001,475 of the options vest in 35 monthly instalments of 138,929 starting on October 20, 2021 and the remaining 138,960 vesting on September 20, 2024. Each option is exercisable at a price of CAD$0.435 per common share and expire September 21, 2026. The fair market value of the options of $887,200 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.435 based on the closing price of the Company’s shares on September 17, 2021, risk free rate of 0.85%, expected volatility of 46.4%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $362,930 in share-based compensation related to the vesting of these options.

On February 15, 2022, the Company granted 200,000 options to a consultant of the Company. The options vest on February 15, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire February 16, 2027. The fair market value of the options of $10,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.23 based on the closing price of the Company’s shares on February 14, 2022, risk free rate of 1.82%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $6,181 in share-based compensation related to the vesting of these options.

On February 28, 2022, the Company granted 1,400,000 options to consultants of the Company. The options vest on March 1, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire March 1, 2027. The fair market value of the options of $43,204 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.19 based on the closing price of the Company’s shares on February 27, 2022, risk free rate of 1.64%, expected volatility of 46.95%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $25,621 in share-based compensation related to the vesting of these options.

18

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On March 23, 2022, the Company granted 950,000 options to a consultant of the Company. 150,000 options vested on the date of grant with the remaining options vesting in 8 equal installments every three months starting June 23, 2022. Each option is exercisable at a price of CAD$0.35 per common share and expire March 24, 2027. The fair market value of the options of $16,548 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.13 based on the closing price of the Company’s shares on March 22, 2022, risk free rate of 2.2%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $10,527 in share-based compensation related to the vesting of these options.

On August 31, 2022, the Company granted 1,287,500 options to employees and consultants of the Company. 643,750 options vest on August 31, 2023 and 643,750 options vest on August 31, 2024. Each option is exercisable at a price of CAD$0.18 per common share and expire August 31, 2027. The fair market value of the options of $71,952 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.16 based on the closing price of the Company’s shares on August 30, 2022, risk free rate of 3.34%, expected volatility of 52.68%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $4,433 in share-based compensation related to the vesting of these options.

On August 31, 2022, the Company granted 312,500 options to employees and consultants of the Company. The options vested immediately on the date of grant. Each option is exercisable at a price of CAD$0.20 per common share and expire August 31, 2027. The fair market value of the options of $16,348 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.16 based on the closing price of the Company’s shares on August 30, 2022, risk free rate of 3.34%, expected volatility of 52.68%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $16,348 in share-based compensation related to the vesting of these options.

On September 14, 2022, the Company granted 250,000 options to the COO of the Company. 125,000 of the options vest on September 14, 2023 and 125,000 options vest on September 14, 2024. Each option is exercisable at a price of CAD$0.13 per common share and expire September 14, 2027. The fair market value of the options of $10,547 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.12 based on the closing price of the Company’s shares on September 13, 2022, risk free rate of 3.39%, expected volatility of 51.81%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended September 30, 2022, the Company expensed $347 in share-based compensation related to the vesting of these options.

During the nine months ended September 30, 2022, 1,775,861 options with weighted average exercise prices of CAD$0.46, expired, unexercised.

b) Restricted share units (“RSU”)

On June 4, 2021, the Company adopted a restricted share unit (“RSU”) plan (the “RSU Plan”). The Plan provides for the grant of RSUs to employees, officers or directors of the Company and allows the Company the ability to issue on common share from treasury for each RSU held on the vesting date as determined by the board on the date of grant. The aggregate number of shares that may be issuable pursuant to RSUs granted under the Company’s RSU Plan together with the Option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The number of shares to be reserved for issue under the RSU Plan together with shares reserved for issuance under the Option Plan to any one person within a twelve-month period may not exceed 5% of the number of shares issued and outstanding.

On June 4, 2021, the Company granted 2,000,000 RSUs to the Company’s Chief Executive Officer. 1,000,000 of the RSUs vested immediately and 1,000,000 of the RSUs vested 12 months following the date of grant. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended September 30, 2022, the Company recognized an expense of $150,389. On July 6, 2021, 1,000,000 of the RSUs were exercised for 1, 000,000 common shares of the Company and on July 26, 2022 the remaining 1,000,000 of the RSUs were exercised for 1,000,000 common shares of the Company.

19

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

b) Restricted share units (“RSU”) (continued)

On July 26, 2021, the Company granted 1,575,000 RSUs to key management of Complexity. Half of the RSUs vested on June 30, 2022 and half vest on June 30, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended September 30, 2022, the Company recognized an expense of $228,635.

On September 20, 2021, the Company granted 2,667,158 RSUs according to the terms of a talent agreement with a consultant of Complexity. 1,000,000 of the RSUs vested on the date of grant, 1,620,815 of the RSUs vest in thirty-five equal installments of 46,309 per month starting on October 20, 2021 and the remaining 46,343 vest on September 20, 2024. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended September 30, 2022, the Company recognized an expense of $225,434.

On February 15, 2022, the Company granted 200,000 RSUs to a consultant of the Company. The RSUs vest on February 15, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended September 30, 2022, the Company recognized an expense of $20,712.

On March 23, 2022, the Company granted 800,000 RSUs to a consultant of the Company. The RSUs vest in 8 equal installments every three months starting June 24, 2022. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended September 30, 2022, the Company recognized an expense of $45,115.

On August 31, 2022, the Company granted 1,250,000 RSUs to an employee of the Company. The RSU will vest on the date on which the Company’s common shares start trading on the New York Stock Exchange (“NYSE”) or NASDAQ if such date occurs prior to November 30, 2024. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended September 30, 2022, the Company recognized an expense of $5,574.

During the nine months ended September 30, 2022, 3,304,281 vested RSUs were exchanged for common shares of the Company. As at September 30, 2022, 4,187,877 RSUs were outstanding, of which 288,927 were vested.

14. WARRANTS

The following is a summary of warrants outstanding at September 30, 2022 and December 31, 2021 and changes during the periods then ended.

	Number of warrants	Weighted average exercise prices (CAD$)	Grant date fair value
Balance, November 30, 2020	13,052,900	$0.54	$622,155

Private placements	30,790,738	0.60	1,526,319
Broker warrants issued	2,823,203	0.49	161,883
Warrants exercised	(480,000)	0.40	(22,873)
Balance, December 31, 2021	46,186,841	$0.47	$2,287,484

Private placements	6,000,000	$0.20	140,677
Warrants issued for credit facility	4,494,286	0.14	69,215
Balance, September 30, 2022	56,681,127	$0.47	$2,497,376

20

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

14. WARRANTS (continued)

In connection with the private placement on February 19, 2021 (Note 12(b)), 1,190,738 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until February 19, 2024. The fair value of the warrants of $86,785, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.34, expected dividend yield of 0%, expected volatility of 52.8%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.30% and an expected life of 3 years. In addition, the Company issued 166,703 broker warrants in connection with the financing. The fair value of the broker warrants of $10,570 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on March 4, 2021 (Note 12(b)), 8,350,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.60 until March 4, 2024. The fair value of the warrants of $607,635, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.42, expected dividend yield of 0%, expected volatility of 52.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.48% and an expected life of 3 years. In addition, the Company issued 1,169,000 broker warrants in connection with the financing. The fair value of the broker warrants of $73,969 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on July 22, 2021 (Note 12(b)), 21,250,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.20 until July 22, 2023. The fair value of the warrants of $832,169, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.40, expected dividend yield of 0%, expected volatility of 46.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.45% and an expected life of 2 years. In addition, the Company issued 1,487,500 broker warrants with exercise prices of CAD$0.40 in connection with the financing. The fair value of the broker warrants of $77,374 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

On June 30, 2022, 4,494,286 warrants were issued in connection with a credit facility (Note 1). Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.14 until June 30, 2024. The fair value of the warrants of $69,215, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.105, expected dividend yield of 0%, expected volatility of 48.06%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.1% and an expected life of 2 years.

In connection with the private placement on September 30, 2022 (Note 12(b)), 6,000,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.20 commencing on September 30, 2023 until September 30, 2027. The fair value of the warrants of $140,677, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.09, expected dividend yield of 0%, expected volatility of 64.69%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.32% and an expected life of 5 years.

At September 30, 2022, outstanding warrants to acquire common shares of the Company were as follows:

Exercise price (CAD$)	Number of warrants	Expiry date	Weighted average remaining life in years
$0.40	11,972,900	Sunday, October 2, 2022	0.01
$0.40	600,000	Thursday, November 17, 2022	0.13
$0.60	21,250,000	Saturday, July 22, 2023	0.81
$0.60	1,357,441	Monday, February 19, 2024	1.39
$0.60	9,519,000	Monday, March 4, 2024	1.43
$0.14	4,494,286	Sunday, June 30, 2024	1.75
$0.40	1,487,500	Monday, July 22, 2024	1.81
$0.20	6,000,000	Thursday, September 30, 2027	5.00
Total	56,681,127		1.29

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GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

15. NON-CONTROLLING INTEREST

On March 16, 2021, the Company acquired all the issued and outstanding common shares of Reciprocity (see Note 4(a)) which held a 40% interest in Biblos. During the nine months ended September 30, 2022, the Company entered into an agreement to sell it’s 40% interest in Biblos (see Note 9).

The following summarizes the changes in non-controlling interest in Biblos for the nine months ended September 30, 2022:

Balance, December 1, 2020	$-
Non-controlling interest acquired on acquisiton of Reciprocity	(57,745)
Share of profit for the period	(32,729)

Balance, December 31, 2021	$(90,474)

Share of profit for the period	13,718
Non-controlling interest on sale of Biblos	76,756

Balance, September 30, 2022	$-

16. RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended September 30, 2022	Three months ended August 31, 2021	Nine months ended September 30, 2022	Nine months ended August 31, 2021
Short term employee benefits	$263,957	$275,436	$774,624	$785,150
Share-based payments	15,436	505,062	244,641	770,730
Short term employee benefits	$279,393	$780,497	$1,019,265	$1,555,879

The Company recorded $244,641 in share-based compensation related to the vesting of options and RSUs granted during the nine months ended September 30, 2022 and the 13 months ended December 31, 2021 (see Notes 13(a) and (b)).

Other related party transactions:

Included in accounts payable and accrued liabilities at September 30, 2022 is $150,288 (December 31 - $178,244) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

See Note 17.

22

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

17. CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,990,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $845,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$343,691 ($250,742) to be remote, the outcome of any such contingent matters is inherently uncertain.

17. CONTINGENCIES AND COMMITMENTS (continued)

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Government Assistance Loans

On May 27, 2020, the Company received a $31,551 (CAD$40,000) Canada Emergency Business Account (“CEBA”) loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $15,775 (CAD$20,000) increasing the loan to $47,326 (CAD$60,000). The loan was interest free until December 31, 2022 and matured on December 31, 2025. If $31,551 (CAD$40,000) loan is repaid by December 31, 2022, the remaining $15,775 (CAD$20,000) would be forgiven. If the loan was not repaid by December 31, 2022, interest at 5% would be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured. On October 8, 2021, the Company repaid $31,551 (CAD$40,000) of the loan and on November 30, 2021, the remaining $15,775 (CAD$20,000) was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(b)). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $501,473 under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

18. REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

23

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

18. REVENUE AND SEGMENTED INFORMATION (continued)

Three months ended September 30, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,554,229	-	-	1,554,229
Winning/Player buyout/Other	-	2,596,812	-	-	2,596,812
Total Team Revenue	-	4,151,041	-	-	4,151,041

Cost of Sales	-	2,356,997	-	-	2,356,997
Gross profit	-	1,794,044	-	-	1,794,044

Influencer / on screen talent representation	1,540,915	-	-	-	1,540,915
Digital media	-	4,043,714	-	-	4,043,714
Total Agency Revenue	1,540,915	4,043,714	-	-	5,584,629

Cost of sales	1,268,089	2,606,303	-	-	3,874,392
Gross profit	272,826	1,437,411	-	-	1,710,237

Content production	-	397,610	-	-	397,610

Cost of sales	-	315,846	-	-	315,846
Gross profit	-	81,764	-	-	81,764

Nine months ended September 30, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	5,758,471	-	-	5,758,471
Winning/Player buyout/Other	-	2,596,812	-	99,848	2,696,660
Total Team Revenue	-	8,355,283	-	99,848	8,455,131

Cost of Sales	-	4,572,178	-	51,951	4,624,129
Gross profit	-	3,783,105	-	47,897	3,831,002

Influencer / on screen talent representation	4,035,666	-	-	-	4,035,666
Digital media	-	8,481,339	-	-	8,481,339
Total Agency Revenue	4,035,666	8,481,339	-	-	12,517,005

Cost of sales	3,280,655	4,856,750	-	-	8,137,405
Gross profit	755,011	3,624,589	-	-	4,379,600

Content production	-	857,110	-	-	857,110

Cost of sales	-	819,305	-	-	819,305
Gross profit	-	37,805	-	-	37,805

Non-current assets	1,071,708	10,213,329	-	-	11,285,037

Substantially all of the Company’s revenues are recognized as services are rendered throughout the term of the contract for the nine months ended September 30, 2022.

24

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021
(Amounts in U.S. dollars)

18. REVENUE AND SEGMENTED INFORMATION (continued)

Three months ended August 31, 2021*
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	483,662	-	-	483,662
Winning/Player buyout/Other	-	-	-	137,643	137,643
Total Team Revenue	-	483,662	-	137,643	621,305

Cost of Sales	-	528,455	-	-	528,455
Gross profit	-	(44,793)	-	137,643	92,850

Influencer / on screen talent representation	962,379	-	-	-	962,379
Digital media and marketing	-	395,347	-	-	395,347
Total Agency Revenue	962,379	395,347	-	-	1,357,726

Cost of sales	770,990	122,963	-	-	893,953
Gross profit	191,389	272,384	-	-	463,773

Nine months ended August 31, 2021*
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	483,662	-	-	483,662
Winning/Player buyout/Other	-	-	-	207,909	207,909
Total Team Revenue	-	483,662	-	207,909	691,571

Cost of Sales	-	528,455	-	-	528,455
Gross profit	-	(44,793)	-	207,909	163,116

Influencer / on screen talent representation	2,594,036	-	-	-	2,594,036
Digital media and marketing	-	406,694	-	-	406,694
Total Agency Revenue	2,594,036	406,694	-	-	3,000,730

Cost of sales	2,172,446	122,963	-	-	2,295,409
Gross profit	421,590	283,731	-	-	705,321

Non-current assets	3,393,229	25,921,817	269,378	644	29,585,068

* Comparative figures have been reclassified to conform with presentation adopted for the current period.

19. SUBSEQUENT EVENTS

On October 2, 2022, 11,972,900 warrants, with exercised prices of CAD$0.40, expired, unexercised.

On December 7, 2022, the Company granted 2,000,000 restricted share units to its CEO.  The RSU’s vested immediately.

On December 7, 2022, the Company entered into a Definitive Arrangement Agreement with Engine Gaming & Media Inc. (“Engine”) pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, GameSquare and Engine will combine their businesses via an all share deal whereby Engine will acquire all of the issued and outstanding shares of GameSquare in exchange for shares of Engine in accordance with a plan of arrangement of GameSquare under the Business Corporations Act (Ontario) (the "Arrangement").

Pursuant to the terms of the Arrangement Agreement, Engine will acquire each outstanding GameSquare share in exchange for 0.08262 of an Engine common share (the "Exchange Ratio"). Each outstanding option of GameSquare will be exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

25